Mail Stop 6010

March 14, 2007

Sean Casey, M.D.
President and Chief Executive Officer
Virtual Radiologic Corporation
5995 Opus Parkway – Suite 200
Minnetonka, Minnesota 55343

Re: Virtual Radiologic Corporation
**   Amendment No. 2 to Form S-1 Registration Statement**
**   File No. 333-136504**

Dear Dr. Casey:

        We have reviewed your filing and have the following comments. Where indicated, we think you should revise your document in response to these comments. If you disagree, we will consider your explanation as to why our comment is inapplicable or a revision is unnecessary. Please be as detailed as necessary in your explanation. In some of our comments, we may ask you to provide us with supplemental information so we may better understand your disclosure. After reviewing this information, we may or may not raise additional comments.

        Please understand that the purpose of our review process is to assist you in your compliance with the applicable disclosure requirements and to enhance the overall disclosure in your filing. We look forward to working with you in these respects. We welcome any questions you may have about our comments or on any other aspect of our review. Feel free to call us at the telephone numbers listed at the end of this letter.

Comments Applicable to the Entire Prospectus

1.   Please revise your filing to include updated financial statements and related disclosures through December 31, 2006 as required by Item 3-12(b) of Regulation S-X.

2.   We note that you have now publicly filed the redacted copies of the exhibits which are the subject of your Rule 406 confidentiality request. We will provide comments on the agreements subject to the confidentiality request in a separate letter.   Please note that we may have additional comments on the disclosure in this document as a result of our review of the confidentiality request.

Sean Casey, M.D.
Virtual Radiologic Corporation
March 14, 2007
Page 2

3.   We have considered your response to comment 16 in our last letter. We do not agree
        with your position that the information you redacted from Exhibit A is the proper subject
        of a confidentiality request. We think that the redacted information is, in fact, material to
        investors and should be included at an appropriate place in the prospectus, such as the
        "Business" section. Please resubmit the entire February 8, 2007 on EDGAR, including
        the portions of Exhibit A which you had previously redacted, and include the redacted
        information in your next pre-effective amendment to the registration statement.   Please
        accompany the chart with a discussion of the information contained in the eight bullet
        points immediately following the chart.

Graphics

4.   We note the graphics included in this amendment. It is unclear what information you are
        hoping to convey to readers. Because it is the first page in the document, potential
        investors will know nothing about your company at the point they see the graphics.
        Please include a brief narrative explaining what the graphics are intended to show.   Since
        you refer to "U.S. Based Affiliated Radiologists" and "U.S. Based Hospitals and Other
        Medical Facilities" you should also disclose how many non-U.S. based affiliated
        radiologists you have and how many non-U.S. based affiliated hospitals and other
        medical facilities you serve.

Prospectus Summary – page 1

Our Business – page 1

5.   We note the revisions you made at the end of the first paragraph on page 1 in response to
        comment 3 in our last letter. However, you still have not disclosed your net losses over
        the same time periods as the discussion of your revenues, and we hereby reissue that
        portion of the comment. Also, please replace the reference to a 114% compound annual
        revenue growth rate with the actual year to year growth rates during the time periods you
        are comparing. In this regard, we note that your actual growth rate from 2005 to 2006 is
        significantly lower than the compound rate you have included.

6.   Please eliminate the reference to a 114% compound annual revenue growth rate in the
        carry over paragraph at the top of page 3, as well as in the first full paragraph on page
        64..

7.   Under "Sizable Group of U.S.-Based Radiologists Dedicated to Teleradiology" on page 3, please replace the reference to a "very high radiologist retention rate" with your actual retention percentages for each of the last three years.

Scalable Technology Platform – page 4

8.   Please disclose the date you began licensing the use of your technology infrastructure and providing support services to your radiology group customers. Please also discuss the revenues you have received from these activities to date.

Our ability to update our workflow technology may be limited because we are dependent upon a third party to make corresponding enhancements to its software. – page 15

9.   Please clarify who owns the enhancements you make to the software you license from Fujifilm.

As a result of our corporate structure, we are entirely dependent upon our Affiliated Medical Practices, which we do not own. – page 16

10.   Please explain, in the risk factor, why it is significant that approximately 41% of your revenue is generated from your professional corporations.

11.   Please replace the cross reference to the Management's Discussion and Analysis section with a brief explanation of the future profits or losses that may not inure to the owners of VRC.

Although we maintain medical liability insurance covering all of our affiliated radiologists, our Affiliated Medical Practices and our Company, we are subject to medical malpractice claims and other harmful lawsuits that may require us to pay significant damages if not covered by insurance. – page 20

12.   Please disclose the amount of liability coverage you carry. Also, discuss your experiences to date. That is, have you experienced any adverse consequences as a result of malpractice claims or other lawsuits?

Management's Discussion and Analysis of Financial Condition and Results of Operations – page 36

Critical Accounting Policies – page 41

Accounting for Stock-Based Compensation – page 45

Determination of Fair Value of Our Stock Options, page 45

13.   On page 47 you include disclosure of factors explaining the increase in fair value of your common stock to your estimated offering price. Please ensure that your ultimate disclosure reasonably explains any increase. In this regard, we note that you indicate that one of the causes of the increase since September 30, 2006 is the removal of any discount for lack of liquidity. You disclose on page 46 that you have no liquidity discount in your September 30, 2006 estimate of the fair value of common stock. Also, as you do not disclose the estimated fair value of common stock at September 30, 2006 we do not understand how you can reasonably explain for an investor the increase to the offering price.

Compensation Discussion and Analysis – page 85

Employment Agreement with Sean Casey, M.D. – page 92

14.   In the last paragraph of this section you refer to a "Physician Agreement" with Dr. Casey. This agreement does not appear to have been filed as an exhibit to the registration statement. Please include it with your next pre-effective amendment.

Certain Relationships and Related Party Transactions – page 99

15.   Please expand the disclosure in this section to include all of the time periods specified in the instructions to Item 404. For this registration statement, the information disclosed should include the periods specified in Item 404 plus the two fiscal years preceding the registrant's last fiscal year.

Consolidated Financial Statements

Notes to Consolidated Financial Statements

Note 2: Summary of Significant Accounting Policies

Principles of Consolidation and Basis of Presentation, page F-10

16.   Your revised disclosure provided in response to our previous comment 17 does not
        appear to clearly indicate why you consolidate your Affiliated Medical Practices
        consistent with your memorandum provided in response to comment 58 of our October
        11, 2006 letter. You indicate in Steps 1C1 and 1C3 of your evaluation documented in
        that memorandum that your management agreement is intended to result in effectively all
        of the losses or returns being passed from the Affiliated Medical Practices. Please revise
        your disclosure to clearly disclose that you consolidate the Affiliated Medical Practices
        because you will absorb a majority of the VIE's expected losses or receive a majority of
        the VIE's expected residual returns as a result of the pricing inherent in your
        management fees, or advise us why this disclosure is inappropriate in light of your
        evaluation documented in your referenced memorandum.

                              *   *   *   *   *   *   *

        As appropriate, please amend your registration statement in response to these comments.
You may wish to provide us with marked copies of the amendment to expedite our review.
Please furnish a cover letter with your amendment that keys your responses to our comments and
provides any requested supplemental information. Detailed cover letters greatly facilitate our
review. We may have additional comments after reviewing your amendment and responses to
our comments.

You may contact Mark Brunhofer at 202-551-3638 or Donald Abbott at 202-551-3608 if you have questions regarding comments on the financial statements and related matters. Please contact Mary K. Fraser at 202-551-3609 or me at 202-551-3710 with any other questions.

Regards,

Jeffrey P. Riedler
Assistant Director

Cc: Daniel D. Rubino, Esq.
       Willkie Farr & Gallagher LLP
       787 Seventh Avenue
       New York, New York 10019